Exhibit 99.1

September 14, 2015

Press release

Turquoise Hill notes signing of MIGA Host Country Approval by Government of Mongolia

VANCOUVER, CANADA – Turquoise Hill Resources today noted the signing by the Government of Mongolia of the request of the Multilateral Investment Guarantee Agency (MIGA) for host country approval (HCA) with respect to guarantees to be issued by MIGA in connection with the Oyu Tolgoi project financing. The signing of the HCA is a significant milestone in the project financing timeline.

Turquoise Hill continues to progress the additional steps required to reach signing of project financing, which is expected by the end of 2015.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company whose primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia.

Contact

Investors and Media

Tony Shaffer

Office: +1 604 648 3934

Email:  tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurances that such statements or information will prove accurate. Such statements and information contained herein represent the Company’s best judgment as of the date hereof based on information currently available. The Company does not assume any obligation to update any forward-looking statements or information or to conform these forward-looking statements or information to actual results, except as required by law.

Important factors that could cause actual results to differ from these forward-looking statements and information are included in the “Risk Factors” section of the Annual Information Form dated as of March 20, 2015 in respect of the year ended December 31, 2014.

Turquoise Hill Resources Ltd.
Suite 354 – 200 Granville Street
Vancouver, British Columbia
Canada V6C 1S4
T 604 688 5755 www.turquoisehill.com